As filed with the United States Securities and Exchange Commission on October 4, 2012

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

METROGAS S.A.
(Name of Applicant)

Gregorio Aráoz de Lamadrid 1360
Buenos Aires (C1267AAB)
Republic of Argentina
 (Address of Principal Executive Offices)

Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount1
8.875% Senior A-L Notes due 2018
Step-Up Senior B-L Notes due 2018
8.875% Senior A-U Notes due 2018
Step-Up Senior B-U Notes due 2018
L-Unit (comprised of A-L Notes and B-L Notes)
U- Unit (comprised of A-U Notes and B-U Notes)

U.S.$162,903,876.95 U.S.$121,703,964.39 U.S.$18,374,403.56 U.S.$13,729,447.92 N/A N/A
Approximate Date of Proposed Public Offering:

As soon as is practicable.  It is presently anticipated that the New Notes (as defined herein) will be issued on or about November 2012.

Name and Address of Agent for Service:

CT Corporation System
111 Eighth Avenue
New York, New York 10011.

With Copies to:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
(212) 225-2208

MetroGAS S.A. (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

_______________________________
1 Additional 8.875% Senior A-L Notes due 2018, Step-Up Senior B-L Notes due 2018, 8.875% Senior A-U Notes due 2018 and Step-Up Senior B-U Notes due 2018 may be issued under the indenture to be qualified as permitted under Section 2(f) of the Supplemental Indenture filed as an exhibit hereto.

1.    General Information.

(a)	Form of organization: Corporation (sociedad anónima)

(b)	State or other sovereign power under the laws of which organized: Republic of Argentina.

2.    Securities Act exemption applicable

The Company filed its reorganization plan (the “Reorganization Plan”) with the Argentine National Commercial Court No. 26, Secretariat No. 51 on May 22, 2012 (the “Bankruptcy Court”). The Reorganization Plan was approved by the holders of Existing Notes (as defined below) and non-financial debt in accordance with Argentine law. On September 6, 2012, the Bankruptcy Court issued a resolution confirming the Reorganization Plan.

As soon as is practicable, the Company will issue (i) in exchange for the Existing Notes, the 8.875% Senior A-L Notes due 2018 (the “A-L Notes”), the Step-Up Senior B-L Notes due 2018 (the “B-L Notes”) and the L Unit (the “L-Unit”, and together with the A-L Notes and the B-L Notes, the “L Securities”), and (ii) in exchange for the non-financial debt of the Company, the 8.875% Senior A-U Notes due 2018 (the “A-U Notes”), the Step-Up Senior B-U Notes due 2018 (the “B-U Notes”) and the U-Unit (the “U-Unit”, and together with the A-U Notes and the B-U Notes, the “U Securities”).  The L Securities and the U Securities are collectively referred to herein as the “New Notes”.

The following are the outstanding notes of the Company, which the Company proposes to exchange for L Securities as described in the preceding paragraph (collectively, the “Existing Notes”): (i) the Series I 8%/9% Senior Notes due 2014, (ii) the Series II Class A 3%-8% Senior Notes due 2014, (iii) the Series II Class B 1.8%-6.8% Senior Notes due 2014 and (iv) the Series B 7.375% Senior Notes due 2002.

The Company believes that the issuance of the L Securities will be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 3(a)(9) of the Securities Act and that the issuance of the U Securities will be exempt from registration under the Securities Act under Regulation S of the Securities Act.

The L Securities will be issued by the Company to the holders of Existing Notes exclusively and solely in exchange for its Existing Notes.  No sales of securities of the same class as the L Securities and the U Securities have been or are to be made by the Company or by or through an underwriter at or about the same time as the transactions described herein relating to the Company’s concurso preventivo proceedings.  No remuneration has been or will be paid directly or indirectly to any person for the solicitation of holders who could receive (i) L Securities in reliance on the exemption in Section 3(a)(9) of the Securities Act and (ii) U Securities in reliance on Regulation S of the Securities Act, and in each case such holders were not and will not be solicited.  Holders of the Company's Existing Notes and holders of the Company’s non-financial debt are not required to make any payment in connection with the Reorganization Plan.

AFFILIATIONS

3.    Affiliates.

(a) We are the controlling shareholder of MetroENERGÍA S. A. and own 95% of its capital stock, which represents 95% of its voting securities.

(b) See Item 4 for “Directors and Executive Officers” of the Company. As of the date of filing of this application, Jorge Alberto Depino, one of our directors, owned a total of 52,910 Class C Shares and Luis Alberto Chaparro, one of our alternate directors, owned a total of 25,719 Class C Shares. This share ownership represents less than 1% of our shares. No other director or executive officer owns any of our capital stock as of the date of this application.

(c) See Item 5 for “Principal Owners of Voting Securities” of the Company.

MANAGEMENT AND CONTROL

4.    Directors and Executive Officers.

(a)	Directors and Executive Officers.

The following table sets forth the names of, and offices held by, all current directors and executive officers (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939) of the Company. The mailing address of each of the directors and executive officers is c/o MetroGAS S. A., Gregorio Aráoz de Lamadrid 1360, (C1267AAB), Ciudad Autónoma de Buenos Aires, Argentina.

Name	Position
Diego Garzón Duarte	Director
Silvana Esther Coria	Director
Jorge Gustavo Casagrande	Director
Carlos Emilio Rogelio Messi	1st Vice President and Director
Gustavo Ernesto Di Luzio	Director
Pablo Manuel Vera Pinto	2nd Vice President and Director
Francisco Garcia Tobar	Alternate Director
Valeria Soifer	Alternate Director
Héctor Caram	Director
Juan Carlos Fronza	President and Director
Raúl Rafael Podetti	Director
Cristian Girard	Director
Pablo Martinez Burkett	Alternate Director
Jorge Alberto Depino	Director
Luis Alberto Chaparro	Alternate Director

Name	Position
Andrés Cordero	Chief Executive Officer and General Director
Eduardo Villegas Contte	Chief Financial Officer and Administration and Finance Director
Patricia Carcagno	Operations Director
Enrique Barruti	Human Resources Director
Fernando Aceiro	Commercial Director
Magdalena González Garaño	Legal and Regulatory Affairs Director
Juan Pablo Mirazón	Internal Auditor Director
Fernando Nardini	Comptroller

5. Principal owners of voting securities.

The Company’s shares are comprised of three classes of common stock, par value Ps. 1.00 per share: (1) Class A shares representing 51% of our capital stock, (2) Class B shares representing 39% of our capital stock and (3) Class C Shares representing 10% of our capital stock. Each class of shares is entitled to one vote.  Set forth below is certain information regarding each person owning 10% or more of the voting securities of the Company as of October 4, 2012:

Name and Complete Mailing Adress	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Gas Argentino S.A.	A	290,277,316	51.0%
	B	108,142,529	19.0%
Programa de Propiedad Participada(a)	C	56,917,121	10.0%

(a)	The Class C Shares are owned by certain eligible employees through an employee stock ownership plan known as the Programa de Propiedad Participada.

Gas Argentino S.A., an Argentine corporation formed for the purpose of, and limited by its by-laws to, acting as the holding company for the Company's shares, owns 70% of the Company's shares, including all the Class A Shares (representing 51% of Company's capital stock) and 48.7% of the Class B Shares (representing 19% of Company's capital stock). Gas Argentino S.A. controls the Company's Board of Directors and, therefore, the Company's dividend policy and has the power to approve or object to the declaration, amount, if any, and payment of our dividends, subject to applicable laws.

UNDERWRITERS

6.    Underwriters.

No person has acted as an underwriter of any securities of the Company during the three years prior to the date of the filing of this application. There is no proposed underwriter for the New Notes that are proposed to be offered in connection with the Indenture that is to be qualified under this application.

CAPITAL SECURITIES

7.    Capitalization.

(a)	Capitalization

The following table sets forth information with respect to each authorized class of securities of the Company as of October 4, 2012:

(i)	Debt Securities:

Existing Notes
Title of Class	Amount Authorized	Amount Outstanding2
Series I Notes due 2014	U.S.$ 236,285,638	U.S.$ 218,621,576.68
Series II Class A Notes due 2014	U.S.$ 6,254,764	U.S.$ 6,398,971.08
Series II Class B Notes due 2014	Euro 26,070,450	Euro 26,527,262.24
Series B Notes due 2002	Euro 110,000,000	Euro 475,500.61

(ii)	Equity Securities:

Title of Class	Amount Authorized	Amount Outstanding
Class A Shares Common Stock	290,277,316	100%
Class B Shares Common Stock	221,976,771	100%
Class C Shares Common Stock	56,917,121	100%

INDENTURE SECURITIES

8.    Analysis of indenture provisions.

The following is a summary of the provisions of the base indenture (the “Base Indenture”) included hereto as Exhibit T3C and the supplemental indenture related to the New Notes included hereto as Exhibit T3C (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”) required to be summarized by Section 305(a)(2) of the Trust Indenture Act of 1939 and is not a complete description of the Indenture provisions discussed. Holders of New Notes are encouraged to read the entire Indenture because many provisions that will control the rights of a holder of New Notes are not described in this analysis. The description makes use of a number of terms defined in the Indenture and is qualified in its entirety by express reference to the Indenture.

(A)	Events of Default.

The following is a summary list of “Events of Default” under the Supplemental Indenture:

(i)	Each of the following events shall constitute an Event of Default with respect to the 8.875% Senior A-L Notes and the 8.875% Senior A-U Notes due 2018:

(a)	Failure to pay interest;

(b)	Failure to pay principal;

(c)	Failure to perform or comply with certain covenants;

(d)
the Issuer fails to observe or perform any other covenant or agreement contained in the 8.875% Senior A Notes due 2018 or the Indenture as applicable to the 8.875% Senior A Notes due 2018 and such failure continues for thirty (30) days after written notice of such failure has been received by the Issuer from the Trustee at the written request of Holders of at least 25% of the principal amount of the Senior Notes due 2018; or

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2 The amount outstanding set forth in this table represents the principal amount outstanding under each series of notes plus unpaid interest through the date in which the Company filed for protection under the concurso preventivo proceedings, as recognized by the Argentine bankruptcy court in such proceedings.

(e)
(i) the Issuer or any of the Issuer’s Material Subsidiaries shall fail to pay any installment of the principal or interest when due in respect of its Indebtedness in excess of U.S.$15,000,000 (or its equivalent in other currencies) as and when such installment becomes due and payable or (ii) any event or condition shall occur that effectively results in the acceleration of the maturity of any Indebtedness of the Issuer or any of the Issuer’s Material Subsidiaries in an aggregate principal amount in excess of U.S.$15,000,000 million (or its equivalent in other currencies);

(f)	One or more final judgments or orders for the payment of money in excess of, individually or in the aggregate, U.S.$15,000,000 (or its equivalent in other currencies);

(g)	any government or governmental authority shall have condemned, nationalized, seized, or otherwise expropriated all or any substantial part of the Issuer’s Property or assets;

(h)	it becomes unlawful for the Issuer to perform any of the Issuer’s obligations under the Supplemental Indenture;

(i)
the Indenture for any reason ceases to be in full force and effect in accordance with its terms or the binding effect or enforceability thereof shall be contested by the Issuer, or the Issuer shall deny that it has any further liability or obligation thereunder or in respect thereof;

(j)
a resolution is passed or adopted by the Issuer’s Board of Directors or stockholders, or a final judgment of a court of competent jurisdiction is made, that the Issuer be wound up, dissolved or liquidated, other than for the purposes of or pursuant to a transaction otherwise permitted;

(k)
an attachment, execution, seizure before judgment or other legal process is levied or enforced upon any part of the Issuer’s Property or that of any of the Issuer’s Material Subsidiaries, which Property is material to the Issuer’s condition, financial or otherwise, or to the Issuer’s earnings, operations or business affairs and that of the Issuer’s Material Subsidiaries taken as a whole;

(l)
a court having jurisdiction enters a decree or order for (A) relief in respect of the Issuer or any of the Issuer’s Material Subsidiaries (or all or substantially all of the Property of the Issuer or any of the Issuer’s Material Subsidiaries) in an involuntary bankruptcy case under Argentine Law No. 24,522, as amended, or any applicable bankruptcy, insolvency, moratorium or other similar law now or hereafter in effect or (B) appointment of an administrator, receiver, trustee or intervenor for the Issuer or any of the Issuer’s Material Subsidiaries or for all or substantially all of the Issuer’s Property or that of such a Material Subsidiary

(m)
the Issuer or any of the Issuer’s Material Subsidiaries (i) commences a voluntary case under Argentine Law No. 24,522, as amended, or any applicable bankruptcy, insolvency, moratorium or other similar law now or hereafter in effect, (ii) file for court approval of an acuerdo preventivo extrajudicial with financial creditors and which affects the 8.875% Senior A Notes due 2018, (iii) applies for or consents to the appointment of or taking possession by an administrator, receiver, trustee or intervenor for the Issuer or such Material Subsidiary or for all or substantially all of the Issuer’s Property or that of such Material Subsidiary, (iv) effects any general assignment for the benefit of creditors or (v) files any answer admitting the material allegation of a petition filed against the Issuer or any of the Issuer’s Material Subsidiaries in any bankruptcy, reorganization or insolvency proceeding;

(n)	the Argentine government shall declare a general suspension of payment or a moratorium on the payment of the Issuer’s debt (which does not expressly exclude the 8.875% Senior A Notes due 2018 );

(o)
the pledge of any Subordinated Indebtedness or the trust in which any Subordinated Indebtedness is placed, shall for any reason not attributable to the relevant pledgee or trustee, as the case may be, cease to be binding and enforceable; or

(p)	the License is terminated, revoked or withdrawn.

             Upon the occurrence of a Triggering Event (as defined in the Supplemental Indenture) and thereafter, the Events of Default set forth above shall also be applicable to Step-Up Senior B-L Notes due 2018 and Step-Up Senior B-U Notes due 2018, mutatis mutandi.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall, in the manner and to the extent provided in TIA Section 313(c), give to Holders a notice of such Default within 90 days after it occurs in accordance with the provisions of Section 11.4 of the Base Indenture. Except in the case of a Default in payment of the principal of, or interest on, any Note or in the payment of any sinking fund installment with respect to Notes of such Series, the Trustee may withhold the Notice if an so long as a committee of its Responsible Officers in good faith determines that withholding the notice is in the interests of Holders.

(B)	AUTHENTICATION AND DELIVERY.

At any time and from time to time after the execution and delivery of the Supplemental Indenture, the Company may deliver Notes of any Series executed by the Company to the Trustee for authentication, together with the applicable documents referred to in the Indenture, and the Trustee shall thereafter authenticate and deliver such Notes to or upon the order of the Company.

There will be no proceeds (and therefore no application of such proceeds) from the issuance of the New Notes because the New Notes will be issued in exchange for Existing Notes and existing non-financial debt, as applicable, pursuant to the Reorganization Plan.

(C)	RELEASE OF PROPERTY SUBJECT TO LIEN.

Not applicable.

(D)	SATISFACTION AND DISCHARGE; COVENANT DEFEASANCE.

Under the terms of the Supplemental Indenture, the Company may as its option elect either (i) to defease and be discharged from any and all obligations with respect to the Senior Notes due 2018, including any obligation to redeem the Senior Notes due 2018 and the obligations described in the Covenants incorporated by reference in Section 4 of the Supplemental Indenture (except for certain obligations as further described in the Supplemental Indenture) (“total defeasance”) or (ii) to defease and be discharged from the Issuer’s obligations with respect to the Senior Notes due 2018 described in the Covenants incorporated by reference in Section 4 of the Supplemental Indenture (except as further described in the Supplemental Indenture) and to have the occurrence of any of the following events not constitute Events of Default:  any event specified in clauses (b), (c), (d), (e), (f) and (g) under the provision entitled “Events of Default” in Exhibit A of the Supplemental Indenture (but, with respect to clauses (b) and (c), only insofar as such clauses relate to obligations described in the Covenants from which the Issuer has been released as described in this clause (ii)) (“partial defeasance”), in either case (i) or (ii) upon the deposit with the Trustee (the “Defeasance Trustee”), in trust for such purpose, of money and/or Government Obligations and/or a combination thereof, which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of, and any interest then due or known to become due on, the Senior Notes due 2018 on the Stated Maturity of such principal or interest.  Such a trust may only be established if, among other things, the Issuer has delivered to the Defeasance Trustee Opinions of Counsel of recognized standing with respect to U.S. federal income tax matters to the effect that the Holders of such Senior Notes due 2018 will not recognize gain or loss for U.S. federal income tax purposes as a result of such total defeasance or partial defeasance and will be subject to U.S. federal income tax on the same amount, in the same manner and at the same times as would have been the case if such total defeasance or partial defeasance had not occurred.  The Opinion of Counsel in the case of a total defeasance must refer to and be based upon a ruling of the U.S. Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of this Supplemental Indenture.  The defeasance will be effective when 123 days have passed since the date the deposit is made.

It is a condition to application of the preceding paragraph to the then Outstanding Senior Notes due 2018 that no Event of Default or event which with notice or lapse of time or both would become an Event of Default shall have occurred and be continuing on the date of the relevant deposit or, insofar as Events of Default (k) and (l) in Exhibit A and Exhibit B to the Supplemental Indenture are concerned, at any time during the period ending on the first day after the period of time in which any such deposit may remain subject to bankruptcy or insolvency laws.

If the Issuer (or any of its Affiliates) at any time purchases or otherwise obtains Senior Notes due 2018 pursuant to Market Purchase transactions or otherwise, such Senior Notes due 2018, shall be promptly delivered to the Trustee for cancellation, shall not be considered Outstanding and shall not participate in making, giving or taking any action hereunder or under the Indenture.

Under the terms of the Indenture, if at any time (a) the Issuer shall have paid or caused to be paid the principal of and interest on all the Notes (including Additional Amounts) Outstanding thereunder (other than Notes that have been destroyed, lost or stolen and that have been replaced or paid as provided in Section 2.11 of the Base Indenture as and when the same shall have become due and payable), (b) the Issuer shall have delivered to the Trustee for cancellation all Notes theretofore authenticated (other than any Notes that shall been destroyed, lost or stolen and that shall have been replaced or paid as provided in Section 2.11 of the Base Indenture) or (c) (i) all the Notes not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and (ii) the Issuer shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds the entire amount in cash in the Specified Currency (other than moneys repaid by the Trustee or any Paying Agent to the Issuer in accordance with Section 8.3. or 8.4 of the Base Indenture) sufficient to pay at maturity or upon redemption all Notes (other than any Notes that shall have been destroyed, lost or stolen and that shall have been replaced or paid as provided in Section 2.11 of the Base Indenture) not theretofore delivered to the Trustee for cancellation, including principal, premium and interest (including Additional Amounts) due or to become due on or prior to such date of maturity or redemption, as the case may be, and if, in any such case, the Issuer shall also pay or cause to be paid all other sums payable under the Indenture by the Issuer with respect to the Notes, then the Indenture shall cease to be of further effect (except as to (i) rights of registration of transfer, exchange and replacement of Notes, and the Issuer's right of optional redemption, if any, (ii) substitution of mutilated, defaced, destroyed, lost or stolen Notes, (iii) rights of Holders to receive payments of principal thereof and interest thereon (including Additional Amounts), and remaining rights of the Holders to receive mandatory sinking fund payments, if any, (iv) the rights, obligations and immunities of the Trustee under the Indenture and (v) the rights of the Noteholders as beneficiaries thereof with respect to the property so deposited with the Trustee payable to all or any of them), and the Trustee, on demand of the Issuer accompanied by an Officers' Certificate and an Opinion of Counsel and at the cost and expense of the Issuer, shall execute proper instruments acknowledging such satisfaction and discharging of the Indenture; provided, that the rights of Holders of the Notes to receive amounts in respect of principal of and interest on the Notes held by them shall not be delayed longer than required by then applicable mandatory rules or policies of any securities exchange upon which the Notes are listed.

(E)	EVIDENCE OF COMPLIANCE WITH COVENANTS.

The Issuer will provide the Trustee:

(i) as soon as available, but in any event within one hundred twenty (120) days after the last day of each fiscal year, an English translation of the Issuer’s audited consolidated financial statements (prepared in conformity with Argentine GAAP and substantially in the form prescribed by Argentine regulatory authorities) for such fiscal year;

(ii) as soon as available, but in any event within sixty (60) days after the last day of each of the first three fiscal quarters of each fiscal year, an English translation of the Issuer’s unaudited quarterly consolidated financial statements (prepared in accordance with Argentine GAAP and substantially in the form prescribed by Argentine regulatory authorities) for such fiscal quarter;

(iii) simultaneously with the delivery of each set of consolidated financial statements referred to in clauses (i) and (ii) above, a certificate of one of the Issuer’s duly authorized officers, stating whether to the best knowledge of such officer after due inquiry a Default or Event of Default exists on the date of such certificate and, if such certificate indicates that a Default or Event of Default exists on the date of such certificate, setting forth the details thereof and the action which the Issuer is taking or proposes to take with respect thereto; and

(iv) not less often than annually, a brief certificate from the Issuer’s principal executive officer, principal financial officer or principal accounting officer as to his or her best knowledge of the Issuer’s compliance with all conditions and covenants under the Indenture (such compliance to be determined without regard to any period of grace or requirement of notice under the Indenture).

Whether or not the Issuer is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuer agrees to provide the Trustee within 15 days after filing the same with the SEC (or, if such filing has been discontinued, the date on which it would have been required):

(a)
all annual financial information that would be required to be contained in a filing with the United States Securities and Exchange Commission on Form 20-F if the Issuer were required to file such forms, including an “Operating and Financial Review and Prospects” and an audit report on such financial information by the Issuer’s certified independent accountants; and

(b)	all current reports that would be required to be filed with the United States Securities and Exchange Commission on Form 6-K if the Issuer were required to file such reports.

The Issuer will promptly notify the Trustee in writing of the occurrence of any Event of Default or any condition or event that, with the giving of notice, lapse of time or any other condition or any combination of the foregoing would, unless cured or waived, become an Event of Default, upon one of the Issuer’s officers becoming aware of such an Event of Default or such other condition or event.  Each notice sent shall be accompanied by an Officers’ Certificate setting forth the details of the occurrence referred to therein and stating what action the Issuer proposes to take with respect thereto.

9.    Other obligors.

Not applicable.

Contents of application for qualification.

This application for qualification comprises:

(a)	Pages numbered 1 to 12, consecutively.

(b)	The statement of elegibility and qualification on Form T-1 of The Bank of New York Mellon, as Trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

(i)	Exhibit T3A. – The information required under Exhibit T3A is contained in the bylaws attached hereto as Exhibit T3B;

(ii)	Exhibit T3B. – A copy of the existing bylaws (estatutos) of the Company, as amended (English convenience translation);

(iii)	Exhibit T3C-1. – Draft form of the Base Indenture to be qualified;

(iv)	Exhibit T3C-2 – Draft form of the Supplemental Indenture to be qualified;

(v)	Exhibit T3D. – Not applicable;

(vi)	Exhibit T3E. – Not applicable; and

(vii)	Exhibit T3F. – Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture Act of 1939.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, MetroGAS S.A., a sociedad anónima (corporation) organized and existing under the laws of the Republic of Argentina, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Buenos Aires, Republic of Argentina, on the 4th day of October 2012.

MetroGAS S. A. By: /s/ Andrés Cordero Andrés Cordero Chief Executive Officer